UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Charles & Colvard, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159765106

(CUSIP Number)

Ryan Reiffert, Esq.

Law Offices of Ryan Reiffert, PLLC

8118 Datapoint Dr.

San Antonio, TX 78229

(210) 817-4388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. □

CUSIP No.  159765106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlos Daniel Valadez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,574,131
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,574,131
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,574,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%(1)
14	TYPE OF REPORTING PERSON IN

_________________________________

(1)Based upon 30,523,705 shares of the Issuer’s common stock issued and outstanding as of December 31, 2022, as reported on the Issuer’s Form 10-Q for the quarter ended December 31, 2022.

SCHEDULE 13D

This Schedule 13D is being filed on behalf of Mr. Carlos Daniel Valadez. Mr. Valadez (the “Reporting Person”) is an individual investor in the State of Texas. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Charles & Colvard, Ltd., a North Carolina corporation (the “Issuer”), held by the Reporting Person. The address of the principal executive offices of the Issuer is 170 Southport Drive, Morrisville, NC 27560.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed on behalf of: Mr. Carlos Daniel Valadez.

(b) The principal address for Mr. Valadez is: c/o Law Offices of Ryan Reiffert, PLLC, 8118 Datapoint Dr., San Antonio, TX 78229.

(c) The principal occupation of Mr. Valadez is: professional investor for his own account.

(d) During the last five years, Mr. Valadez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Valadez has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Valadez is a Citizen of: The United States of America.

Item 3.	Source and Amount of Funds

All shares of Common Stock reported herein were purchased by the Reporting Person between March 16, 2023 and April 6, 2023 and were purchased with the Reporting Person’s personal funds. The total purchase price for the Common Stock reported herein was approximately $ 1,668,579.

Item 4.	Purpose of Transaction

Mr. Valadez acquired beneficial ownership of the Common Stock required herein for investment purposes, and such acquisitions were made in Mr. Valadez’s ordinary course of business.

Mr. Valadez intends to engage in discussions with the Issuer, management, the board of directors and other persons that may relate to: the Issuer’s strategic marketing plan, including but not limited to its website and social media; the Issuer’s capital allocation strategy, including but not limited to the potential for share buybacks or other investments; the Issuer’s branding strategy, including but not limited to pricing, branding and status; and other related topics. These discussions also may relate more generally to the Issuer’s management, operations, business, assets, capitalization, and financial condition. In addition, as part of the ongoing evaluation of this investment, Mr. Valadez may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Mr. Valadez may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, making proposals to management or the board of directors of the Issuer related to the topics described in the foregoing paragraph, acquiring additional shares, and discussing such actions with the Issuer, management, the board of directors, other stockholders and other persons.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to Mr. Valadez, conditions in the securities market and general economic and industry conditions, Mr. Valadez may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. Mr. Valadez reserves the right to change his intention with respect to any and all matters referred to in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)

As of April 7, 2023, Mr. Valadez may be deemed to beneficially own 1,574,131 shares of Common Stock of the Issuer, which represents approximately 5.16% of the outstanding Common Stock of the Issuer. This percentage calculation is based on 30,523,705 shares outstanding, as reported on the Issuer’s Form 10-Q for the quarter ended December 31, 2022.

(b)

Mr. Valadez has sole voting or dispositive power with regard to 1,574,131 shares of Common Stock of the Issuer, which represents approximately 5.16% of the outstanding Common Stock of the Issuer. This percentage calculation is based on 30,523,705 shares outstanding, as reported on the Issuer’s Form 10-Q for the quarter ended December 31, 2022.

(c)

On March 16, 2023, Mr. Valadez purchased an aggregate of 377,139 shares of Common Stock in 42 open market broker transactions at prices ranging from $0.89 to $1.10 per share, with a weighted average of $0.96 per share.

On March 31, 2023, Mr. Valadez purchased an aggregate of 36,668 shares of Common Stock in 10 open market broker transactions at prices ranging from $0.90 to $0.95 per share, with a weighted average of $0.94 per share.

On April 3, 2023, Mr. Valadez purchased an aggregate of 591,096 shares of Common Stock in 97 open market broker transactions at prices ranging from $0.91 to $1.30 per share, with a weighted average of $1.07 per share.

On April 4, 2023, Mr. Valadez purchased an aggregate of 2,000 shares of Common Stock in 2 open market broker transactions at prices ranging from $0.98 to $0.99 per share, with a weighted average of $0.99 per share.

On April 5, 2023, Mr. Valadez purchased an aggregate of 106,635 shares of Common Stock in 23 open market broker transactions at prices ranging from $0.98 to $1.02 per share, with a weighted average of $1.01 per share.

On April 6, 2023, Mr. Valadez purchased an aggregate of 460,593 shares of Common Stock in 86 open market broker transactions at prices ranging from $0.99 to $1.24, with a weighted average of $1.17 per share.

Mr. Valadez’s average price per share for the aggregate of all the above transactions is $1.06 per share.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between Mr. Valadez and any other person with respect to the securities of the Issuer.

Item 7.	Material to be filed as exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023

/s/ Carlos Daniel Valadez
Carlos Daniel Valadez